SMITH BARNEY TRAVELERS SERIES FUND INC.
10f-3 Report
May 1, 1998 through July 31, 1998


	Trade		Purchase	% of
Issuer	Date	Selling Dealer		Shares	Price	Issue

Republic Services, Inc.	4/29/97	Merrill Lynch		30,200
	$24.00	0.059%

Niagara Mohawk Power	6/17/98	Donaldson, Lufkin & Jenrette			0.75%
7.75% due 10/1/2008				$350,000	$99.746
7.625% due 10/1/2005				  750,000	  99.645
0/8.50% due 7/1/2010				  229,887	  65.682

Loews Cineplex Ent.	7/31/98	Goldman Sachs		1,000,000	  99.185
	4.67
8.875% due 8/1/2008